

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 15, 2018

Mr. Qingxi Meng
Chief Executive Officer
National Art Exchange, Inc.
200 Vesey St., 24th Floor, Unit 24196
New York, NY 10080

> **Re: National Art Exchange, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed January 12, 2018**
> **File No. 333-199967**

Dear Mr. Meng:

We have completed our review of your filing.   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Jennifer Thompson
>
> Jennifer Thompson
> Accounting Branch Chief
> Office of Consumer Products